

Sea N' Soul
SeaNSoul, Inc.

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Summary

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Sea N' Soul is on a mission to create a community that is dedicated to reducing overconsumption by keeping unnecessary waste out of landfills and giving back to earth repairing nonprofits. For every transaction on Sea N' Soul, not only is garment/gear saved from the landfill, we ALSO donate a small percentage of our own profits to earth-repairing nonprofit organizations such as The Surfrider Foundation and The Outdoor Alliance!



SEA N SOUL
The leading social marketplace for outdoor adventure gear and apparel that gives back to Mother Earth with every purchase. We reduce waste by facilitating the resale of adventure products, lower the entry price point into adventure sports, and support climate change initiatives with donations made to earth-repairing nonprofits on every transaction.

Sea N' Soul is offering early bird incentives and other investment perks to show our genuine appreciation to our early investors. We'd love to see you take advantage!

Invest in the first 48 hours of the campaign to receive an additional 20% on your investment.

After the first 48 hours

- Investments made before reaching $25,000 will receive an additional 15% investment
- Investments made before reaching $50,000 will receive an additional 10% investment
- The subsequent $100,000 of investments will receive an additional 5% investment

Based on the professional 9.67M post-money valuation prepared for Sea N' Soul in February 2022, the $5M Valuation Cap for this investment opportunity is substantially discounted (see supporting docs). We have chosen to honor the Valuation Cap of $5M for the duration of this fundraising campaign as a way to appreciate our early backers and provide meaningful upside to join this movement before our next round. In addition to this $5M Valuation Cap, the SAFE will also have a 20% discount during the subsequent funding round.

Problem

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The Fashion Industry is Killing Our Planet

Did you know the fashion industry, specifically fast fashion, is the second largest polluting industry on the globe?

The fashion industry produces 10% of all of humanity's carbon emissions which is second only to the oil industry. Meanwhile, according to The World Economic Forum, people are buying 60% more apparel items and keeping them for half the time they used to. **A staggering 85% of all textiles end up in the landfill every year**. Suffice it to say, our dependence, and some might say addiction, to new garments and gear is rapidly deteriorating our planet.



INSPIRE A RESALE COMMUNITY + STOP TEXTILE WASTE
Creating a community for the adventure lifestyle, while facilitating the resale of adventure products.
2ND
Second to oil, the clothing and textile industry is the largest polluter in the world.
72%
72% of consumers today prefer to buy from ethical and sustainable brands.


2.5 BILLION
Textile industry in China discharges over 2.5 billion tons of wastewater every year.
95%
Up to 95% of the textiles that are sent to landfills each year could have been recycled
11.83 BILLION
Charities that focus on the Environment / Animals saw an increase of 7.2% to $11.83 billion (3% of all donations) in 2016.

Solution

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Sea N' Soul Reduces Overconsumption and Benefits Earth-Repairing Nonprofits

Sea N' Soul is the leading social marketplace for used outdoor adventure gear and apparel. We are on a mission to reduce overconsumption, keep unnecessary waste out of landfills, and give back to earth-repairing nonprofits. **We are the only social marketplace specifically for the outdoor adventure space that gives back to earth-repairing nonprofit organizations with every transaction**.

Our current nonprofit partners are The Surfrider Foundation & The Outdoor Alliance.

We are, however, much more than a transactional app - we are a community of environmentally conscious individuals who are focused on educating our users on how to protect the environment and take part in activism.


INSPIRE CHANGE
REDUCING DEMAND FOR NEW PRODUCTS CREATES LESS DEMAND FOR OVERPRODUCTION OF GOODS. WE PROVIDE A SAFE PLATFORM FOR CONSUMERS TO SELL THEIR GENTLY USED ADVENTURE GEAR. EACH RESALE REPRESENTS ONE LESS PRODUCT THAT WOULD HAVE GONE TO A LANDFILL

Product

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A Resale App that Gives Back to the Environment

Sea N' Soul is the first and only social marketplace specifically for the outdoor adventure space that gives back to earth-repairing nonprofit organizations with every transaction.


A UNIQUE RESALE APP FOR EVERY ADVENTURER
We have created a premium resale app for adventure enthusiasts while simultaneously helping the environment with every transaction
Trending

We are an app where outdoor enthusiasts can buy and sell their gently used outdoor gear and apparel. You can find items such as surfboards, skateboards, paddle boards, snowboards, skis, winter apparel, and much more.

Protecting the environment is at the heart of our business - with every transaction that is made on our app we take from our profits and make a donation to environmental nonprofits such as The Surfrider Foundation and The Outdoor Alliance.



WE DONATE A PORTION OF OUR PROFITS FROM EACH TRANSACTION TO EARTH-REPAIRING NONPROFITS
SEA N SOUL
SAVE MORE THAN MONEY
We donate a portion of our profits to the Surfrider Foundation and Outdoor Alliance. Sellers can donate a portion of each transaction. Buyers will be able to add additional donations.
Buyers and sellers have the option to choose the nonprofit they would like to support as well as an option to add an extra monetary donation at the time of sale. Users are supporting organizations that are working to protect the environments where they love to adventure.

We are constantly working to educate our users on current climate events, activism opportunities, and ways to protect the oceans, national parks, and shared public lands that we all love to adventure in. **Together we are an informed activist community for change.**

While we provide a platform for buying, selling, and educating, we are also providing an opportunity to get involved in adventure sports that are often times out of reach to many due the high price tag of the gear needed. By providing a platform specifically for lower cost, the used gear provides an affordable and accessible entry point into the world of outdoor adventure sports.



MEETING THE NEEDS OF BUYERS AND SELLERS NATIONWIDE
SELLERS
NEED
• Private sellers have good quality apparel and equipment that they can resell.
• Retailers have used equipment they can resell.
PAIN POINT
• There is no trustworthy resale marketplace for adventure enthusiasts.
• It is a challenge for retailers to resell their used gear to customers in other areas.
UNIQUE BENEFIT
• Private sellers can have a reliable network to resell their adventure gear and apparel to like-minded people.
• Retailers can leverage a new channel to resell used gear.
Search for everything
Products
Nonprofit News
RLX Ralph Lauren 2 1/2 layer seam sealed powder jacket
Fun color and great functionality. Completely water proof seam sealed 2 1/2 layer jacket with venting.
$ 200
Vintage cowichan wool sweater zip front
Hand knit, all wool zip front sweater jacket with roll collar. Iconic cowichan.
$ 298
Mens Arcteryx Beta LT Goretex
BUYERS
NEED
• Buyers need a reliable source to purchase used adventure products.
• Retailers need a direct source for finding used products beyond their inventory.
PAIN POINT
• A secure community does not exist for buyers of adventure products.
• Retailers cannot easily find adventure gear that is no longer carried or manufactured.
UNIQUE BENEFIT
• Buyers have quality guarantee. If they aren't happy, they can return to seller for full refund.
• Buyers feel good knowing that part of purchase helps save the planet.

Business Model

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How We Make Money



SEA N' SOUL BUSINESS MODEL PROPOSITIONS
SELLER CAN DECIDE ON A DONATION AMOUNT
SHIPPING PAID BY BUYER
Seller profile
TN-Warehouse
Los Angeles
Unfollow
Reviews



It's free to list products with Sea N' Soul. Once the item sells we take a 10% commission and the remaining 90% goes to the seller of the item - an industry standard across resale apps (such as Poshmark). If the item requires shipping the seller pays for the shipping within the transaction. We have partnered with UPS to make the shipping process as easy and seamless as possible.

Traction Edit

Fun Facts & Rapid Growth

Since launching the app in late August 2021 we've:

- Acquired **378** registered users
- **59** users have become registered sellers
- We have **343** sellable products at a total value of **$50,000**
- We've sold **53** products
- New users of all app platforms grew **255%** to **4,500** users
- Returning app users grew by **423%** to **759** users

Since August, our organic presence on Google has grown:

- We have seen **1,005** organic clicks and **21,600** organic impressions in Google Search
- We have an average click through rate of **4.9%** from organic searches so far with an average ranking of **31**

Traffic to our website nearly doubled comparing Q1 2022 to Q4 2021:

- Users - up **11%** to **12k+** total users visiting the website
- Engaged Sessions - up **30%** by nearly **6k** sessions
- Engagement Rate up by **21.41%** to **54%** showing our community is becoming more engaged

Engaged users of the desktop version of our app at app.seansoul.com also grew when comparing Q1 2022 to Q4 2021:

- Visits to the app grew by **15%** to **5,146** engaged sessions with an increased engagement rate of **48%** to **73%**

  - Once a user goes from our main website to the app, they are much more engaged in the content and return more often

- Users on average accessed an average of **7** screens within the app

Google Play reporting shows us:

- **192** total app downloads
- **30%** conversion rate from Google Play store to install
- **5** sessions per active device
- User retention rates up to **5** days from first install

App Store reporting shows us:

- **919** total app downloads
- **45%** conversion rate from app store to install
- **6** sessions per active device
- User retention rates up to **7** days from first install

Competition Edit

Sea N' Soul is a Pioneer in the Resale Industry

Sea N' Soul is truly paving the way in this industry as the first outdoor gear resale app that gives back to the planet with every transaction. There are a couple of known outdoor resale websites that exist; however, they are all relatively small, they only operate a website (no app), and none of them make donations to nonprofits in the way that we do. We have created a superior user experience within our app and paired it with a dedication to "give back" making Sea N' Soul a compelling choice over others in the industry.

Sea N' Soul is sitting in the middle of a burgeoning resale market. When looking at nine various competitors - both direct and indirect - **there is a recent trend across the board of these companies receiving hundreds of millions of dollars in seed and early-round financing.** And while it would be irresponsible to guarantee successful funding rounds of this magnitude, we understand that Sea N' Soul is filling a gap in this market and is the first company in the industry to offer a 'Give Back' model that supports nonprofit organizations and the environment.

Competitors



POSHMARK

- Poshmark is a social commerce fashion marketplace where people in the United States can buy and sell new or used clothing, shoes, and accessories.
- $150 million in revenue (2019)
- 50 million users / 5 million sellers

FEES AND CHARGES FOR SELLING ON POSHMARK

- All sales under $15, Poshmark takes a flat commission of $2.95, and the rest is the sellers profit.
- All sales over $15, Poshmark's commission is 20%.





POSHMARK $1.25 BILLION



THEREALREAL $1.06 BILLION

The RealReal

- The RealReal, Inc. is an online and brick-and-mortar marketplace for authenticated luxury consignment.
- The RealReal sells consigned clothing, fine jewelry, watches, fine art and home decor.
- Raised $288 million since it was founded eight years ago.
- Most recently, they secured a $115 million Series G.
- 9 million users / 80% repeat buyers

FEES AND CHARGES FOR SELLING ON THEREALREAL

- Commission rates is based on consignor loyalty program on net sale during one-year commission window.

Financial Growth



OfferUp

- The app is available to download and use free of charge. There is no fee for buying or selling goods, although sellers can enhance the visibility of their items and add special features to make their items more attractive if they wish for a small fee.

- Promote and PromotePlus are available as a premium-pay-user feature, allowing sellers to get more visibility on their items.

- OfferUp is charging them 7.9 percent per transaction, including payment fees.

Financial Growth

OFFERUP $1.2 BILLION



OfferUp is a company which provides an online shopping platform. It allows to buy and sell various items. The company offers a range of products, including clothing, shoes, electronics, and furniture.

LETGO $1.5 BILLION

letgo

- While Letgo was acquired by OfferUp in March 2020, the data is still valuable to consider in relation to growth opportunities.
- Letgo is a totally free user app. They make most of their money from advertising revenue. The money-making strategy is to attract millions of users and then sell advertising space to companies.
- The advertising scheme is also geo-targeted so that local business ads are relevant to application users.
- 10 million monthly active users

Financial Growth





Letgo is a provider of a mobile application that allows users to buy and sell secondhand things. Its solution automatically titles and categorizes items for sale using artificial intelligence and image recognition. The Company neither charges sellers a fee for posting their listings nor takes a percentage of sales.

Market

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An Evolving Market that's Transforming Established and Growing Industries

Sea N' Soul is a marketplace that has a hybrid market potential. Being an app that can be classified as C2C, D2C, B2B, and B2C; we cross boundaries and have the ability to provide solutions and products for businesses and individuals, as well as buyers and sellers.

We are an app for people that love the outdoors and adventure. Adventure does not necessarily mean adrenaline, while adrenaline-junkies do make up a portion of our user-base. By adventurers, we mean everyone from the family that has a camping adventure to the the mountain biker that like to strap a parachute on their back and take a ride off the cliff and into the clouds. Our market are the adventurers, as well as the manufacturers, the suppliers, the retail chains, the mom and pop shops, the online stores, etc. We are a new channel that weaves through and unities everyone that is a part of the supply chain.



We're positioned in the overlap between the following industries:

- Outdoor Industry
- Resale Industry
- Thrift & Donations Industry
- Adventure Tourism Industry

These figures show market opportunity, considering past valuations, investments made, and forecasting models for the industries that represent our overall market reach.



Sea N' Soul has a unique ability to become an ally with our would-be competitors in the outdoor and adventure tourism industries, in that our app can be leveraged as an additional channel for existing manufacturers and retailers to sell and resell their products. While we are a resale app, allowing users to resell their used gear, we do not prohibit the sale of new items. Often times, unused items that have not been sold are what end up in landfills. This is the core of who we are and how we are positioned in the market.

Company Vision

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Changing the Gear & Apparel Industry One Re-sale at a Time


OUR MISSION
OUR GOAL IS TO INSPIRE THE WORLD TO REUSE WHAT HAS ALREADY BEEN PRODUCED, PROMOTE CONSCIOUS ENJOYMENT OF OUR NATURAL WORLD, WHILE SAVING OUR HOME PLANET.

We do not see Sea N' Soul as just a resale marketplace, but as a **force for positive change in our world.** We are on a mission to reduce overconsumption, keep unnecessary waste out of landfills, and give back the planet. Our core audience is made up of consumers who care about sustainability, and who recognize resale as a responsible, budget-friendly way to respect our planet and its future generations. To this end, we are witnessing Millennials, GenZ, and even Baby Boomers coming together as **catalysts for the rapidly-growing resale movement.**

The fashion industry is one of the biggest polluters in the world so we are encouraging people to re-use gear to discouraging new production. With every transaction we are giving life to usable garments and gear that would have otherwise gone to landfills.

As our community grows our donations to earth repairing nonprofits will also grow significantly. **We donate a percentage of our profits to environmental nonprofits**, and as sales grow so do our donations. We also encourage our users to make monetary donations with every purchase on top of our automatic giving.

Lastly, we are constantly working to educate our users on current climate events, activism opportunities, and ways to protect the oceans, national parks, and shared public lands that we all love to adventure in.

Together we are an informed activist community for change.

Press

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Featured in The Inertia, California Apparel News, and More

Sea N' Soul is actively working to spread the word about our mission. Since our official launch in August 2021, we have been featured in The Inertia, The California Apparel News, The Surfrider Foundation, and Pepperdine School of Journalism. Check them out below:

Brand New App Dedicated to Buying and Selling Action Sports Gear and Saving the Environment

Link to Article
October 5, 2021
Alexander Haro, Senior Editor



Sea n' Soul is a social marketplace dedicated to reselling outdoors items and reducing our impact on the planet. Photo: Unsplash/Dendy Darma Satyazi

Surfers in general are a little more concerned with the environment than most. It might be an appreciation gained from time spent in nature, or perhaps surfers are inherently drawn to surfing *because* of their appreciation for it. Whatever the case may be, people who ride waves seem to be more aware of the environmental impacts human beings have on the planet. Which can be a hard thing to reconcile with, since surfing ain't all that great for it. Sea n' Soul, however, is aiming to make a dent in those impacts.

Sea n' Soul is a relatively novel idea in the action sports world: it's an app that's a social marketplace for outdoor-adventure gear and apparel. Think of it sort of like a high-end Craigslist or Facebook Marketplace devoted solely to lightly used gear such as surfboards, skateboards, snowboards, mountain bikes, kayaks, boots, jackets, and vintage items related to the outdoors.

There's a kicker, though. Unlike Craigslist or Facebook Marketplace, Sean n' Soul gives a portion of every single transaction to nonprofits, including the Surfrider Foundation and Outdoor Alliance. Sea n' Soul, unlike transactional marketplaces like the ones mentioned above, separates itself by educating users on how they can help do more to protect the environment. And, if you're a Sea n' Soul user, it's likely you're already interested in doing exactly that.

Sea n' Soul is the brainchild of a man named John Kozlowski, an avid surfer and environmentalist. For years, he worked as an executive in the fashion and apparel world, with roles at massive companies like Ralph Lauren and *GQ* magazine. It was in those roles that he noticed an issue that's been plaguing humanity for years.

"I read many articles about how we as an industry are damaging our home planet by way of overproduction of goods that are not necessarily needed," Kozlowski explained. "At the same time, I saw a trend emerging: resale platforms like The RealReal and Poshmark were exploding in popularity, but there was nothing like this for the outdoor-adventure marketplace."



The goal of Sea n' Soul is to make selling all that dusty, unused gear a person might have in their storage shed garage as easy as posting to Instagram. And by all measures, it succeeds. Just take a picture or a video of the item you want to sell, upload it onto the Sea n' Soul app, and fill in the price and condition of it.

Then, it's instantly posted so users can easily purchase it. The app has popular categories, so finding a particular item — say a surfboard or a mountain bike — is simple. Users can make an offer or simply buy the item for the listed price, then choose between having it shipped or, if it's in their area, picking it up in person.

Reusing things has been a tough package to sell — throwaway culture is real, especially in this day and age — but it's catching on. Patagonia, for instance, has a program that lets the buyer send Patagonia items back for a (usually) free-of-charge repair. More and more outdoorsy people are realizing that brand new doesn't necessarily mean better, especially when looking through a green lens.

Not only is reusing items better for the environment, it makes doing fun things a lot more affordable. "We wanted to make these recreational activities accessible to everyone, and by creating a marketplace where you can purchase lightly used gear for a hefty discount we are lowering the entry requirements," Kozlowski said. "Not to mention, if you try out a sport that you don't end up loving, you can put your gear up on Sea n' Soul and recoup some of your expenses."

Right now, for example, Sea n' Soul has a Greenline Cruiser Bike for only $85. There's an almost brand-new 6'1" Firewire Spitfire for $450, an almost-mint condition 5'7" Firewire Seaside for $550, and an absolutely beautiful 9'6" Becker Mitch Taylor model longboard (fin included) for only $650. Deals on deals on deals, right?

If more of us would start thinking a little less about the new and shiny toy and start thinking about our old and beautiful world, we'd all be a lot better off. Which is exactly why Kozlowski started Sea n' Soul.

"Our mission is to inspire the world to use what has already been produced, reduce the demand for new products that are not needed and promote conscious outdoor recreation while helping to save our home planet," Kozlowski continued. "We live in a society of constant consumption where single-use and disposable items have become the norm, and, to combat that, I wanted to create a fully regenerative company. I truly believe business can and should be a part of the solution to give back to the world and help solve our climate crisis."

Sea n' Soul is currently available for download at the App Store and Google Play and can also be accessed at Seansoul.com. Follow them on Instagram here.

Sea N' Soul Supports Surfrider's Mission by Encouraging Re-Use

Link to Article
August 18, 2021
Written by Rachael Cushing

The Surfrider Foundation is thrilled to partner with Sea N' Soul, the social marketplace app for outdoor adventure gear and apparel, to help reduce the flow of unwanted items into landfills. Sea N' Soul provides a platform for users to buy and sell items such as surfboards, skateboards, snowboards, mountain bikes, kayaks, boots and jackets, as well as share stories and learn more about how to protect the places we love to adventure. For every transaction made within the app, Sea N' Soul will donate a portion of proceeds to their environmental nonprofit partners, including Surfrider.

Encouraging re-use to reduce waste

Sea N' Soul was created around the idea that the most sustainable way to offload items we no longer need is to place items into the hands of someone that will use them again. One of Sea n' Soul's founders, John Kozlowski, spent a career in the fashion industry and witnessed firsthand the harmful effects that overproduction of apparel and textiles has on the environment. He vowed to do something about it, and the result is Sea N' Soul.

"We founded Sea n' Soul with a mission in mind — to prevent waste, stop pollution, and support sustainability at all costs. We accomplish this by providing users with a one-stop shop for selling used outdoor gear, instead of sending it off to the landfill. In this way, individuals can not only help us in our fight to prevent waste and overproduction, but also help the environment while putting money back in their pockets," John said. With their donations to Surfrider and integration of opportunities to learn more and take action into the app, Sea N' Soul is helping advance Surfrider's mission by sharing our mission with their growing community.

A community of like-minded individuals

Like Surfrider's network, the Sea n' Soul community is full of environmentally-conscious outdoor enthusiasts, who take seriously our shared mission to reduce waste and protect our planet by reselling and reusing their outdoor equipment. As Surfrider volunteers and activists know well, connecting with like-minded people prioritizing conservation in your community can be an incredibly rewarding experience. By sharing gear, tips and stories, Sea N' Soul users can form connections beyond sales transactions and learn more about the work that their sales and purchases benefit through Sea N' Soul's contributions to Surfrider's mission.



Buying and selling with Sea N' Soul

If you're an outdoor enthusiast with a gear surplus or an item you're looking to purchase, joining the Sea N' Soul community could help you find your perfect gear match, or your next adventure. To get started, simply download the app to your mobile device or computer, then:

1. Take a look around your home and take stock of what you're no longer using — Sea N' Soul caters to outdoor enthusiasts and recreationists, so items such as surfboards, skimboards, and other watercrafts, mountain bikes, snowboards, skateboards, and even clothing like jeans and jackets are welcome! To post your items for sale, just follow the app's guidance.
2. Peruse items listed for sale in your community and around the country. Find an item in another state? No worries! Sea N' Soul has partnered with UPS to provide the easiest and most secure way to pack and ship your items.
3. Follow, share, comment and connect directly with other users when you agree to a free local pickup.

Thanks to our partners at Sea N' Soul for their support! To find your adventure and learn more go to www.seansoul.com or download the app in the Apple App Store or on Google Play.

Resale App Sea n' Soul Helps Environment, Users Earn Cash

California Apparel News

Inspired by other resale platforms, John Kozlowski decided to fill a void in the outdoor- and adventure-gear market with Sea n' Soul.

Link to Article
September 16, 2021
Written by Noe Garcia

Visitors to Sea n' Soul can buy or sell lightly used gear such as surfboards, skateboards, snowboards, mountain bikes, kayaks, boots, jackets and vintage items.

Sea n' Soul is here to help Mother Earth. As an avid surfer and environmentalist, John Kozlowski spends most of his days at the beach and in the ocean. As a professional, Kozlowski has spent years as an executive in the retail, fashion and apparel industry with roles at **Ralph Lauren**, **Polo Ralph Lauren** and *GQ* magazine.

"During my time in this role, I read many articles about how we as an industry are damaging our home planet by way of overproduction of goods that are not necessarily needed," Kozlowski said. "At the same time, I saw a trend emerging— resale platforms like **The RealReal** and **Poshmark** were exploding in popularity, but there was nothing like this for the outdoor-adventure marketplace."

And just like that, Kozlowski became the founder and chief executive officer of Sea n' Soul, a social marketplace for outdoor-adventure gear and apparel. Launched earlier this month, the app has already seen several hundred adventurers and users with more people joining the community every day.

"Our mission is to inspire the world to use what has already been produced, reduce the demand for new products that are not needed and promote conscious outdoor recreation while helping to save our home planet," Kozlowski said.

Sea n' Soul is a destination where visitors can buy or sell lightly used gear such as surfboards, skateboards, snowboards, mountain bikes, kayaks, boots, jackets and vintage items. Sea n' Soul gives a portion of the proceeds to nonprofits including **The Surfrider Foundation** and the **Outdoor Alliance**. The app also brings together like-minded, passionate outdoor enthusiasts who can share their stories and learn more about protecting the environment.

"We live in a society of constant consumption where single-use and disposable items have become the norm, and, to combat that, I wanted to create a fully regenerative company," Kozlowski said. "I truly believe business can and should be a part of the solution to give back to the world and help solve our climate crisis."

He added that places like garages, basements and closets are full of perfectly usable items that are just sitting and collecting dust. The goal was to make selling these items as easy as posting on **Instagram.**"

Just take a photo or video of an item, upload it to the app, fill in a few more details like price and condition, and the item is instantly posted for other users to purchase. Users can also browse popular categories such as bicycles and kayaks to find the item they're looking for. Depending on the listing, users can make an offer or buy the item directly while having the option of it being shipped or picking it up in person.

"With a simple buying-and-selling process from start to finish, you can feel good that your transaction is helping to keep unnecessary waste out of landfills, reduce demand for new textiles and directly contribute to earth-repairing nonprofits with each transaction," Kozlowski said.

Sea n' Soul's mission comes on the heels of the global crisis that the earth currently finds itself in with climate change continually wreaking havoc throughout the globe. As Kozlowski put it, giving back to Mother Earth is "why we get out of bed in the morning." He added that cleaning up the planet is a collective effort and one that Sea n' Soul wants to be in the middle of with a "think global, act local" mindset.

"We are deeply passionate about keeping our planet healthy, not only for the immensely important notion of a thriving world ecosystem to sustainably support all species but to also be able to enjoy the outdoors in its most natural state," Kozlowski said.

Sea n' Soul is also helping others engage in outdoor sports by helping lower the cost of these pricy activities.

"We wanted to make these recreational activities accessible to everyone, and by creating a marketplace where you can purchase lightly used gear for a hefty discount we are lowering the entry requirements," Kozlowski said. "Not to mention, if you try out a sport that you don't end up loving, you can put your gear up on Sea n' Soul and recoup some of your expenses."

Kozlowski has big dreams for Sea n' Soul's future with the hope that the app becomes the go-to place for adventure items.

"Sea n' Soul will become the top-of-mind destination for anyone seeking to buy and sell adventure gear and apparel. It will be a place to turn to when someone is looking to learn more about what's happening with the health of our shared public lands and how to get involved to help protect them."

Sea n' Soul is currently available for download at the **App Store** and **Google Play** and can also be accessed at *seansoul.com*.

Adventure Journal

PEOPLE + CULTURE

We Need More Used Gear Marketplaces Like This

BY JUSTIN HOUSMAN | DECEMBER 10, 2021

"Our goal is to inspire the world to use what has already been produced, reduce the demand for new products that are not needed, and promote conscious outdoor recreation while helping to save our home planet."

Well, okay then. That's a mission statement we can get behind. It comes from Sea N' Soul, an online marketplace that started this past August. It's like an eBay for used outdoor goods, but an eBay for good. It was started by a surfer and outdoors lover named John Kozlowski, a refugee from a big-time gig as a marketing exec for a mainstream fashion brand. Kozlowski saw the waste in the fashion biz, was horrified (30% of each season's line tossed in a landfill or torched when it's time for the new), and decided to spend his time working on something positive.

For so many outdoor things, new isn't really necessary. We buy bikes, surfboards, skis, we tire of them, we move somewhere where those things aren't useable, maybe they pick up a few scratches, who knows, but we move on from them when they have plenty of life left. Meanwhile, people are out there buying brand new things when used would be perfectly fine.

This is not news, of course. Though it would seem that the outdoor world, with lots of big ticket items and lots of people trying new sports, would have a robust system for buying and selling gear online, other than Craigslist and the like.

That's the point of Sea N' Soul. It isn't the only online used gear marketplace, but it's one with a ton of promise and a great philosophy behind it. It's a simple app that facilitates consumer-to-consumer and business-to-consumer re-sale of used outdoor gear and apparel. With each transaction, they donate proceeds to orgs that work to heal the planet. Cool.

We talked to Koz about why he started the marketplace and what he hopes comes of it.


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Time for a new adventure?
Sea N' Soul helps you buy great used gear at great prices! Help reduce pollution and overproduction.

AJ: Did you have some kind of epiphany about waste when people buy new rather than used that was based on one particular experience or statistic you read/saw?
JK: Well not many people know this but the apparel and textile industry is second only to the oil industry in polluting our home planet. The textile industry in China alone discharges over 2.5 Billion tons of waste water each year and 95% of textiles that go to a landfill every year could have been recycled. This is also true for outdoor gear. We simply produce too much of everything and we live in a society that is always encouraged to buy the next new thing. However I get the sense from younger generations that this is starting to change. Not only is reusing items better for the environment, it makes doing fun things a lot more affordable. We wanted to make these recreational activities accessible to everyone and by creating a marketplace where you can purchase lightly used gear and apparel for a hefty discount we are lowering the barrier for entry. Not to mention if you try out a sport that you don't end up loving you can put your gear up on Sea N' Soul and recoup some of your expenses.

If more of us would start thinking a little less about the new and shiny toy and start thinking about our old and beautiful world, we'd all be a lot better off. Which is exactly why we started Sea N' Soul.

Our Mission is to inspire the world to use what has already been produced, reduce the demand for new products that are not needed and promote conscious outdoor recreation while helping save our home planet.

We live in a society of constant consumption where single use and disposable items are the norm, and to combat that I wanted to create a fully regenerative company. I truly believe business can and should be a part of the solution to give back to the world and help solve our climate crisis.

Do you have the background to make something like this take off?
I've spent a whole career in the fashion and retail space, with big companies such as Saks Fifth Avenue, GQ Magazine and 18 years at Ralph Lauren where I was Senior Vice President of Global Brand Merchandising. It was in these roles that I learned about the harmful effects of the textile and apparel industry. I read many articles about how this industry through overproduction of goods that are not necessarily needed. One third of all apparel manufactured every year goes unsold, this same product ultimately is either burned or ends up in a landfill. At this same time I saw a trend happening with resale platforms like the Real Real and Poshmark but there was nothing specifically for the outdoor space. The result is Sea N' Soul.

What's your preferred game? Surfing, I'm guessing from the amount of boards with your name on 'em in the surfboard section of the site.
Yes I've been a surfer for many years, by virtue of spending so much time in the ocean and on beaches around the world it automatically gives you a sense of responsibility to the environment. You want to take care of mother earth, after all she's providing you such an amazing place to do what you love. This passion for the environment is why we give back to earth repairing non-profit organizations within Sea N' Soul.


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Green & Orange Quarter Zip Gap Pullover - L
TN-Warehouse
$125
Body Glove 12' Foam SUP with paddle
John Kozlowski
$200
9'8 Glider Fish
$625
5'7 FireWire Seaside
Jack McGee
$550
4/3mm Men's XCEL DRYLOCK X Chest Zip Fullsuit in large/tall and black
Benjamin Marcus
$200
9'6" Becker Longboard "Mitch Taylor Model"
Benton Ward
$650

Was this venture prompted by a bad experience with a mainstream online retailer? Or did you just feel like there needed to be a place for like-minded buyers and sellers to find somewhere that gave back to the environment?
You pretty much said it. We wanted to create a community of like minded passionate outdoor enthusiasts and give them a place to not only transact but to also learn about and protect the environments in which we all love to adventure in. We even go as far as providing links to write to your congressperson or senator regarding upcoming votes happening in Washington that have to do with protecting our shared spaces and water.

Does Sea N' Soul also post to Craigslist or have an eBay storefront?
No we currently do not. We like to believe we have created a marketplace that is much safer and much easier to transact. Also we deliver to you a target audience that is much more likely to appreciate the value of what you are selling.

Any plans to work with brick and mortar retailers or anything to start up a used goods partnership?
Yes we are a great option for the thousands of mom and pop retail stores around the country that may not have their own digital space—or if they do they probably don't have much reach outside of their general area. We are nationwide, so by listing items with us small shops in Virginia Beach could be selling products to people here in Southern California and vice versa. We also can be an option for larger companies that have overstock or other items they need to move.

> *We live in a society of constant consumption where single use and disposable items are the norm*

What portion of the sale of something on Sea N' Soul goes to enviro orgs, and which enviro orgs do you support?
For every transaction we give 2% of our profit to the users choice to either the Surfrider foundation or the Outdoor Alliance. We also give our users the chance to donate more on top of our contributions and if they do we will match their donations. We like the term growth giving. As our community grows and our transactions grow you can easily see how over time we will make significant contributions to nonprofit organizations that our users care about and be doing our part to help slow climate change and protect our home planet.

What are the issues with standard online marketplaces that you're hoping to solve? First off we want to give outdoor enthusiasts their own target marketplace where they know others will appreciate what they are selling and probably be able to get more for their quality used gear and apparel. In addition we think our platform and process is much more streamlined and easier to use. We've removed the guesswork. You know if someone is committed to the purchase within our platform. We also let people return things if they are "not as described" and we have a rating system so our users can review each other.

Fave thing you've ever bought used?
Oh man. I love vintage and thrift shopping. My parents used to drag me along as a kid to antique stores and flea markets and I actually really enjoyed it and still do. I have several vintage surf T-shirts that are my favorites as well as several quilts and blankets, by woolrich and Hudson bay and of course my 1968 Ford Bronco.

Top photo: Dendy Darma Satyazi/Unsplash

Founders

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The founder and visionary behind Sea N' Soul is **John Kozlowski**

John is an avid surfer, sailor and ocean conservationist, as well as a long time member of Surfrider Foundation. As the creative visionary and founder of SEA N' SOUL, he is passionate about protecting the environment in which we all love to pursue adventure sports. Growing up in rural Missouri and Texas he gained early appreciation for preserving the outdoors and our wide open spaces.



In his professional career he has over 25 years experience in the fashion and apparel business. Most recently as Senior Vice President of Global Brand Merchandising at Ralph Lauren, where he managed and has grown the Polo Ralph Lauren brand to $3.2B in annual sales. The largest in the Ralph Lauren portfolio, he manages over 100 people cross functionally.

It is with this experience that he has witnessed the change in consumer behavior and the growing trend toward reuse and resale. Previous experience includes, Director of fashion and retail merchandising at GQ magazine and was a Senior Buyer at Saks Fifth Avenue.

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